FURIEX PHARMACEUTICALS, INC.

3900 Paramount Parkway, Suite 150

Morrisville, North Carolina 27560

May 24, 2010

Via EDGAR Delivery

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Scot Foley (Mail Stop 4720)

Re:	Furiex Pharmaceuticals, Inc.
File No. 001-34641

Ladies and Gentlemen:

Furiex Pharmaceuticals, Inc., a Delaware corporation (the “Registrant”), hereby requests clearance by the Securities and Exchange Commission of the Registrant’s Form 10 General Form for Registration of Securities (File No. 001-34641) effective as of 4:00 p.m. Eastern Time, Thursday, May 27, 2010, or as soon thereafter as practicable. With respect to the aforementioned registration statement, the Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, clear the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in clearing the filing, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant will not assert staff comments and the clearance of the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me, or Don Reynolds of our counsel Wyrick Robbins Yates & Ponton LLP at (919) 865-2805.

Very truly yours,

FURIEX PHARMACEUTICALS, INC.

By:	/s/ Marshall Woodworth
Marshall Woodworth
Vice President - Finance

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